November 4, 2016

VIA EDGAR	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	United Development Funding IV
Schedule 14D-9
Filed on October 24, 2016
SEC File No. 005-87401

Dear Mr. Duchovny:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 31, 2016 relating to the Registrant’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2

Comment No. 1: We note that you incorporate certain disclosure required by this item by reference to your definitive proxy statement filed on May 7, 2015. Because the proxy statement was not sent to security holders in the past year, the disclosure may not be incorporated by reference. Refer to the Instruction to Item 1005(d) of Regulation M-A. Please amend your filing to provide the disclosure required by Item 3 of Schedule 14D-9 and Item 1005(d) of Regulation M-A.

Response: As noted in the Letter to Shareholders attached as Exhibit (a)(1) to the Schedule 14D-9 and as disclosed in prior Current Reports on Form 8-K, the Registrant’s prior independent accounting firm elected not to stand for reappointment in November 2015, and the Registrant did not engage a new independent accounting firm until June 2016. As of the date of this letter, the Registrant has not completed its annual financial statements for the year ended December 31, 2015 or its quarterly financial statements for the quarters ended March 31, 2016 and June 30, 2016. As a result, the Registrant’s last proxy statement was sent to shareholders more than one year ago, as noted in the Commission’s comment, and the Registrant is unable to file an updated proxy statement that would be incorporated by reference in the Schedule 14D-9. Such updated proxy statement would generally provide the updated disclosure noted in Item 1005(d) of Regulation M-A related to material agreements, arrangements, understandings and actual or potential conflicts of interest between the Registrant or its affiliates and the Registrant’s executive officers, directors or affiliates. Nevertheless, the Registrant submits that there are no material agreements, arrangements, understandings or actual or potential conflicts of interest between the Registrant and its affiliates and the Registrant’s executive officers, directors or affiliates that are material to the offer referenced in the Schedule 14D-9. As a result, the Registrant has filed an amendment to the Schedule 14D-9 which amends Items 3 and 9 to specifically reference the lack of any material agreements, arrangements, understandings and conflicts of interest called for by Item 1005(d) of Regulation M-A, and to remove references to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2015 and the Registrant’s Definitive Proxy Statement on Schedule 14A filed on May 7, 2015.

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Morris, Manning & Martin, LLP

Mr. Daniel F. Duchovny

Securities and Exchange Commission

November 4, 2016

* * * * *

The Registrant understands that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Hollis M. Greenlaw

Lauren B. Prevost, Esq.